Exhibit 1.01

Flexsteel Industries, Inc.

Conflict Minerals Report

For the reporting period from January 1, 2018 to December 31, 2018

As used herein, the terms “Company”, “Flexsteel”, “we”, “us” or “our” refer to Flexsteel Industries, Inc., the Registrant, and its subsidiaries.

This Conflict Minerals Report (the “Report”) of Flexsteel Industries, Inc. has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended (the “1934 Act”), for the reporting period January 1, 2018 to December 31, 2018. Many terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, the Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of our operations manufacture, or contract to manufacture products, and the Conflict Minerals are necessary to the functionality or productions of those products.

Description of the Company’s Products Covered By this Report

Flexsteel Industries, Inc. and Subsidiaries was incorporated in 1929 and is one of the oldest and largest manufacturers, importers and marketers of residential and contract upholstered and wooden furniture products in the United States. Product offerings include a wide variety of upholstered and wood furniture such as sofas, loveseats, chairs, reclining and rocker-reclining chairs, swivel rockers, sofa beds, convertible bedding units, occasional tables, desks, dining tables and chairs and bedroom furniture. The Company’s products are intended for use in home, office, hotel, healthcare and other contract applications. A featured component in most of the upholstered furniture is a unique steel drop-in seat spring from which our name “Flexsteel” is derived. The Company distributes its products throughout the United States through the Company’s sales force and various independent representatives.

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of the product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the calendar year 2018. The Company’s residential and contract products may contain Conflict Minerals and are covered by this report.

Due Diligence

Due Diligence Process

Flexsteel assembled an internal Conflict Minerals compliance team including representatives from supply chain management, design and development, manufacturing, finance and legal with overall support from executive leaders. The compliance team conducted internal training educating internal personnel on the requirements of the Conflict Minerals regulations.

We adopted a policy relating to Conflict Minerals, incorporating the standards set forth in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition including related Supplements (“OECD Framework”). Our policy states that we are committed to ethical practices and compliance with all applicable laws and regulations. We encourage our suppliers to source materials from socially responsible sub-tier suppliers and manufacturers and to assist us in complying with the SEC regulations by providing chain of custody declarations to verify the origin of the Conflict Minerals contained in our products. Our policy further states that we will work with our suppliers and our customers (where the supply chain has been established by our customer) to seek remedies for non-compliance. We established separate internal non-compliance guidelines for addressing those suppliers who do not respond to our request for information.

Our supply chain with respect to Covered Products contains many third parties between the ultimate manufacture of the Covered Products and the original sources of Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters or refiners. We must therefore rely on our suppliers, many of whom are not obligated to file a Conflict Minerals report, to provide information regarding the origin of Conflict Minerals that are included in Covered Products.

During calendar year 2018, we conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals. This good faith reasonable country of origin inquiry was designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. We also exercised due diligence on the source and chain of custody of the Conflict Minerals. We strive to conform our due diligence measures to the OECD Framework for each of the Conflict Minerals.

Our reasonable country of origin inquiry and due diligence measures included assessing our products to determine the list of Covered Products, identifying our direct suppliers who may contribute necessary Conflict Minerals for the Covered Products, educating direct suppliers on the Conflict Minerals regulations and outlining the Company’s Conflict Minerals Policy and expectations on responsible supply chain sourcing, and following up with direct suppliers who did not respond to our inquiry or who provided incomplete information.

The results of our inquiries are as follows: 99% of our suppliers responded to our inquiry. Of the 99% that responded, 12% utilize cassiterite, 8% utilize gold, 5% utilize columbite and 5% utilize wolframite. The suppliers utilizing cassiterite reported the country of origin as China, Non-Covered Countries or unknown. The suppliers utilizing gold reported country of origin as Zambia, Non-Covered Countries or unknown. The supplier reporting country of origin as Zambia confirmed their suppliers were compliant with the Responsible Minerals Initiative “RMI.” The suppliers utilizing columbite and wolframite listed origin as Non-Covered Countries or unknown. We did not receive responses from approximately 1% of our suppliers. These suppliers continue to investigate their products. We will continue to work with our remaining suppliers to obtain the information needed.

Future Due Diligence Measures

We will continue to educate our suppliers on the Rule, work with our suppliers to obtain accurate and complete information about the supply chain and encourage our suppliers to implement responsible sourcing. As we develop new products and manufacture or contract to manufacture these new products, we will perform an upfront assessment of the supply chain to ensure it is compliant with our Conflict Minerals policy.